FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Yes                                     No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Yes                                     No        X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

            Yes                                     No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—”CNV”), dated May 6, 2009, regarding purchase Notes.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, May 6, 2009

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

RE.: Repurchase of Notes in an aggregate principal nominal amount of € 18,500,000.00

Dear Sir,

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that in recent days, Telecom Argentina purchased, an aggregate principal nominal amount of € 12,500,000.00 of Listed Series A Regulation S Euro Notes Due 2014 and € 6,000,000.00 of Listed Series A Unrestricted Euro Notes Due 2014 (additional amounts to those already informed in previous letters) in accordance with the terms and conditions of the Indenture.

The Notes acquired will be cancelled according to the terms and conditions of the Indenture.

It is important to point out that Listed Series A Euro Notes Due 2014 were issued in an amount of € 493,015,827 on August 31st, 2005. From the issuance date to October 15th, 2008, the Company has cancelled a principal amount of € 290,090,512.61 remaining therefore as of such date a principal outstanding amount of € 202,925,314.39.

After the period mentioned in the previous paragraph and as of the end of 2008, the Company has purchased nominal amount of € 78,940,277 of Listed Series A Euro Notes (equivalent to € 32,491,818.01 of principal outstanding amount as of such date).

From January 1st, 2009 to April 15th, 2009 the Company has cancelled a principal amount of € 14,412,934.71 remaining therefore as of such date a principal outstanding amount of € 156,020,561.67.

After the period mentioned in the previous paragraph and as of today, the Company has purchased nominal amount of € 18,500,000 of Listed Series A Euro Notes (equivalent to € 6,970,661.25 of principal outstanding amount).

Consequently, after giving effect to the above – mentioned cancellations and purchases, the principal outstanding amount of Listed Series A Euro Notes is € 149,049,900.4.

Below you will find the evolution of the principal outstanding debt of the mentioned Series after the cancellations and purchases:

Amount issued of the Listed Series A on August 31st, 2005 (nominal amounts issued)	493,015,827.00
Principal cancellations until 10/15/08 (equivalent to 58.84% of the nominal amount) (A)	(290,090,512.61)
Principal outstanding amount after (A) (equivalent to 41.16% of the nominal amount)	202,925,314.39
Purchases between 10/24/08 and 11/5/08 (outstanding amount cancelled with the purchases) (B) (1)	(13,314,848.40)
Purchases between 11/25/08 and 12/11/08 (outstanding amount cancelled with the purchases) (B)(2)	(16,501,569.61)
Purchases between 12/17/08 and 12/29/08 (outstanding amount cancelled with the purchases) (B)(3)	(2,675,400.00)
Principal outstanding amount after (B) (4)	170,433,496.38
Principal cancellations between 1/01/09 and 04/15/09 (equivalent to 3.48075% of the nominal amount net of purchases (C)	(14,412,934.71)
Principal outstanding amount after (C) (equivalent to 37.67925% of the nominal amount net of purchases)	156,020,561.67
Purchases between 04/16/09 and 04/28/09 (outstanding amount cancelled with the purchases (D) (5)	(6,970,661.25)
Principal outstanding amount after (D) (6)	149,049,900.42

Notes

(1)	Amount of purchases (in nominal amount issued) was Euros 32,349,000.
(2)	Amount of purchases (in nominal amount issued) was Euros 40,091,277.
(3)	Amount of purchases (in nominal amounts issued) was Euros 6,500,000.
(4)	Principal nominal amount was Euros 414,075,550.
(5)	Amount of purchases (in nominal amounts issued) was Euros 18,500,000.
(6)	Principal nominal amount is Euros 395,575,550.

Yours sincerely,

Telecom Argentina S.A.

/s/ Pedro Gastón Insussarry
Pedro Gastón Insussarry
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 11, 2009	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors